Form U-13-60
                     Mutual and Subsidiary Service Companies
                            Revised February 7, 1980

                                  ANNUAL REPORT

                                 FOR THE PERIOD

             Beginning January 1, 2003 and Ending December 31, 2003

                                     TO THE

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                    Southern Nuclear Operating Company, Inc.
                        (Exact Name of Reporting Company)

                          A Subsidiary Service Company
                            ("Mutual or "Subsidiary")


         Date of Incorporation    December 17, 1990

         If not Incorporated, Date of Organization
                                                   -----------


         State or Sovereign Power under which Incorporated
         or Organized    Delaware



         Location of Principal Executive Office      40 Inverness Center Parkway
         of Reporting Company                        Birmingham, Alabama  35242
                                                     ---------------------------



                   Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                     Vice President and
                     Chief Financial Officer,      40 Inverness Center Parkway
Kathleen S. King     Comptroller and Treasurer     Birmingham, Alabama 35242
----------------     -------------------------     ---------------------------
   (Name)                    (Title)                        (Address)




                        Name of Principal Holding Company
               Whose Subsidiaries are served by Reporting Company:

                                Southern Company

                                                                              1
                      INSTRUCTIONS FOR USE OF FORM U-13-60

1.       Time of Filing
         Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2.       Number of Copies
         Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3.       Period Covered by Report
         The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.       Report Format
         Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5.       Money Amounts Displayed
         All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulations S-X (210.3-01(b)).

6.       Deficits Displayed
         Negative amounts shall be shown in a manner which clearly distinguishes the negative attribute. When determining methods of display, consideration should be given to the limitations of reproduction and microfilming processes (Regulations S-X, 210.4-01(c)).

7.       Major Amendments or Corrections
         Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.       Definitions
         Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979, shall be applicable to words or terms used specifically within this Form U-13-60.

9.       Organization Chart
         The service company shall submit with each annual report a copy of its current organization chart.

10.      Methods of Allocation
         The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11.      Annual Statement of Compensation for Use of Capital Billed
         The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

                  LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

--------------------------------------------------------------------------------

                                                    Schedule or         Page
Description of Schedules and Accounts               Account Number      Number

--------------------------------------------------------------------------------

  TITLE PAGE

  INSTRUCTIONS FOR USE OF FORM U-13-60                                      1

  LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS                           2-3

COMPARATIVE BALANCE SHEET                            Schedule I           4-5
-------------------------

  SERVICE COMPANY PROPERTY                           Schedule II          6-7
  ACCUMULATED PROVISION FOR DEPRECIATION AND
     AMORTIZATION OF SERVICE COMPANY PROPERTY        Schedule III           8
  INVESTMENTS                                        Schedule IV            9
  ACCOUNTS RECEIVABLE FROM ASSOCIATE
     COMPANIES                                       Schedule V            10
  FUEL STOCK EXPENSES UNDISTRIBUTED                  Schedule VI           11
  STORES EXPENSE UNDISTRIBUTED                       Schedule VII          12
  MISCELLANEOUS CURRENT AND ACCRUED ASSETS           Schedule VIII         13
  MISCELLANEOUS DEFERRED DEBITS                      Schedule IX           14
  RESEARCH, DEVELOPMENT, OR DEMONSTRATION
     EXPENDITURES                                    Schedule X            15
  PROPRIETARY CAPITAL                                Schedule XI           16
  LONG-TERM DEBT                                     Schedule XII          17
  CURRENT AND ACCRUED LIABILITIES                    Schedule XIII         18
  NOTES TO FINANCIAL STATEMENTS                      Schedule XIV          19

COMPARATIVE INCOME STATEMENT                         Schedule XV           20
----------------------------

  ANALYSIS OF BILLING - ASSOCIATE COMPANIES          Account 457           21
  ANALYSIS OF BILLING - NONASSOCIATE
     COMPANIES                                       Account 458           22
  ANALYSIS OF CHARGES FOR SERVICE -
     ASSOCIATE AND NONASSOCIATE COMPANIES            Schedule XVI          23
  SCHEDULE OF EXPENSE BY DEPARTMENT OR
     SERVICE FUNCTION                                Schedule XVII         24
  DEPARTMENTAL ANALYSIS OF SALARIES                                        25
  OUTSIDE SERVICES EMPLOYED                                                26
  EMPLOYEE PENSIONS AND BENEFITS                     Account 926           27
  GENERAL ADVERTISING EXPENSES                       Account 930.1         28
  MISCELLANEOUS GENERAL EXPENSES                     Account 930.2         29
  RENTS                                              Account 931           30

--------------------------------------------------------------------------------

                  LISTING OF INSTRUCTIONAL FILING REQUIREMENTS


--------------------------------------------------------------------------------

                                                     Schedule or          Page
Description of Schedules and Accounts                Account Number       Number

--------------------------------------------------------------------------------

  TAXES OTHER THAN INCOME TAXES                      Account 408           31

  DONATIONS                                          Account 426.1         32

  OTHER DEDUCTIONS                                   Account 426.5         33

  NOTES TO STATEMENT OF INCOME                       Schedule XVIII        34

  ORGANIZATION CHART                                                       35

  METHODS OF ALLOCATION                                                    36

  ANNUAL STATEMENT OF COMPENSATION FOR USE
      OF CAPITAL BILLED                                                    37

  SIGNATURE CLAUSE                                                         38


















--------------------------------------------------------------------------------

                                                                              4
            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2003

                             (THOUSANDS OF DOLLARS)
--------------------------------------------------------------------------------

                      SCHEDULE I-COMPARATIVE BALANCE SHEET

GIVE BALANCE SHEET OF THE COMPANY AS OF DECEMBER 31 OF THE CURRENT AND PRIOR
YEAR.
--------------------------------------------------------------------------------


ACCOUNT  ASSETS AND OTHER DEBITS                           AS OF DECEMBER 31
                                                          CURRENT       PRIOR
--------------------------------------------------------------------------------

         SERVICE COMPANY PROPERTY
         ------------------------
101      SERVICE COMPANY PROPERTY (SCH II)                  8,281        6,527
107      CONSTRUCTION WORK IN PROGRESS (SCH II)*              696          798
                                                          -------      -------
              TOTAL PROPERTY                                8,977        7,325
                                                          -------      -------

108      LESS ACCUM DEPR OF SVC CO PROP (SCH III)          -5,305       -5,270
                                                          -------      -------
              TOTAL SERVICE COMPANY PROPERTY                3,672        2,055
                                                          -------      -------

         INVESTMENTS
         -----------
123      INVESTMENTS IN ASSOC COMP (SCH IV)                     0            0
124      OTHER INVESTMENTS (SCH IV)                         2,855        2,735
                                                          -------      -------
              TOTAL INVESTMENTS                             2,855        2,735
                                                          -------      -------

         CURRENT AND ACCRUED ASSETS
         --------------------------
131      CASH                                                   0            0
134      SPECIAL DEPOSITS                                       0            0
135      WORKING FUNDS                                         46           83
136      TEMPORARY CASH INVESTMENTS (SCH IV)                1,500          775
141      NOTES RECEIVABLE                                       0            0
143      ACCOUNTS RECEIVABLE                                  103           85
144      ACCUM PROV FOR UNCOLLECTIBLE ACCOUNTS                  0            0
146      ACCOUNTS REC FROM ASSOC COMP (SCH V)*             78,762       75,374
152      FUEL STOCK EXP UNDISTRIBUTED (SCH VI)                  0            0
154      MATERIALS AND SUPPLIES                                 0            0
163      STORES EXPENSE UNDISTRIBUTED (SCH VII)                 0            0
165      PREPAYMENTS                                       10,071        6,124
171      INTEREST AND DIVIDEND RECEIVABLE                       2            2
174      MISC CUR AND ACCRUED ASSETS (SCH VIII)                 0            0
                                                          -------      -------
              TOTAL CURRENT AND ACCRUED ASSETS             90,484       82,443
                                                          -------      -------

         DEFERRED DEBITS
         ---------------
181      UNAMORTIZED DEBT EXPENSE                               0            0
184      CLEARING ACCTS                                         0            0
186      MISC DEFERRED DEBITS (SCH IX)*                   108,304       95,147
188      RESEARCH, DEVELOP, DEMO EXP (SCH X)                    0            0
190      ACCUMULATED DEFERRED INCOME TAXES                 59,501       53,724
                                                          -------      -------
              TOTAL DEFERRED DEBITS                       167,805      148,871
                                                          -------      -------

TOTAL    ASSETS AND OTHER DEBITS                          264,816      236,104
                                                          -------      -------




* RECLASSIFIED PRIOR YEAR BALANCE. SEE NOTE 1 OF THE NOTES TO FINANCIAL STATEMENTS CONCERNING RECLASSIFICATION.



--------------------------------------------------------------------------------

                                                                               5
            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY,INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2003

                             (THOUSANDS OF DOLLARS)
--------------------------------------------------------------------------------

                         SCHEDULE I-COMPARATIVE BALANCE SHEET

GIVE BALANCE SHEET OF THE COMPANY AS OF DECEMBER 31 OF THE CURRENT AND PRIOR
YEAR.
--------------------------------------------------------------------------------


ACCOUNT  LIABILITIES AND PROPRIETARY CAPITAL               AS OF DECEMBER 31
                                                          CURRENT       PRIOR
--------------------------------------------------------------------------------

         PROPRIETARY CAPITAL
         -------------------
201      COMMON STOCK ISSUED (SCH XI)                          10           10
211      MISC PAID-IN CAPITAL (SCH XI)                     25,633       17,074
215      APPROPRIATED RETAINED EARNINGS (SCH XI)                0            0
216      UNAPPROPRIATED RETAINED EARNINGS (SCH XI)              0            0
219      OTHER COMPREHENSIVE INCOME                        -1,047         -874
                                                          -------      -------
              TOTAL PROPRIETARY CAPITAL                    24,596       16,210
                                                          -------      -------

         LONG-TERM DEBT
         --------------
223      ADVANCES FROM ASSOCIATED COMP(SCH XII)                 0            0
224      OTHER LONG-TERM DEBT (SCH XII)                         0            0
225      UNAMORTIZED PREMIUM ON LONG-TERM DEBT                  0            0
226      UNAMORTIZED DISCOUNT ON LONG-TERM DEBT                 0            0
                                                          -------      -------
              TOTAL LONG-TERM DEBT                              0            0
                                                          -------      -------

         OTHER NONCURRENT LIABILITIES
         ----------------------------
228      ACCUM PROV FOR PENSIONS AND BENEFITS             132,667      118,828
                                                          -------      -------
              TOTAL OTHER NONCURRENT LIABILITIES          132,667      118,828
                                                          -------      -------

         CURRENT AND ACCRUED LIABILITIES
         -------------------------------
231      NOTES PAYABLE                                          0            0
232      ACCOUNTS PAYABLE*                                  7,728        6,773
233      NOTES PAYABLE TO ASSOC COMP (SCH XIII)                 0            0
234      ACC PAYABLE TO ASSOC COMP (SCH XIII)               6,424        5,992
236      TAXES ACCRUED                                      2,945        1,797
237      INTEREST ACCRUED                                       0            0
238      DIVIDENDS DECLARED                                     0            0
241      TAX COLLECTIONS PAYABLE                               22           12
242      MISC CURRENT AND ACCRUED LIAB (SCH XIII)*         79,017       77,746
                                                          -------      -------
              TOTAL CURRENT AND ACCRUED LIABILITIES        96,136       92,320
                                                          -------      -------

         DEFERRED CREDITS
         ----------------
253      OTHER DEFERRED CREDITS                            11,417        8,746
255      ACCUMULATED DEFERRED INVESTMENT TAX CREDITS            0            0
                                                          -------       ------
              TOTAL DEFERRED CREDITS                       11,417        8,746
                                                          -------       ------

         ACCUMULATED DEFERRED INCOME TAXES
         ---------------------------------
282      ACCUMULATED DEFERRED INCOME TAXES                      0            0
                                                          -------      -------
              TOTAL ACCUMULATED DEFERRED INCOME TAXES           0            0
                                                          -------      -------

TOTAL    LIABILITIES AND PROPRIETARY CAPITAL              264,816      236,104
                                                          -------      -------



* RECLASSIFIED PRIOR YEAR BALANCE. SEE NOTE 1 OF THE NOTES TO FINANCIAL STATEMENTS CONCERNING RECLASSIFICATION.





--------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2003

                             (Thousands of Dollars)

------------------------------------------------------------------------------------------------------------

                                       SCHEDULE II - SERVICE COMPANY PROPERTY

------------------------------------------------------------------------------------------------------------

                                     BALANCE AT                        RETIREMENTS      OTHER       BALANCE
                                     BEGINNING        ADDITIONS            OR          CHANGES         AT
         DESCRIPTION                  OF YEAR                             SALES          OR         CLOSE OF
                                                                                      TRANSFERS 1/    YEAR

------------------------------------------------------------------------------------------------------------


SERVICE COMPANY PROPERTY

Account

301      ORGANIZATION                     -                -                 -              -            -
303      MISCELLANEOUS
         INTANGIBLE
         PLANT                            -                -                 -              -            -
304      LAND & LAND
         RIGHTS                           -                -                 -              -            -
305      STRUCTURES AND
         IMPROVEMENTS                     -                -                 -              -            -
306      LEASEHOLD
         IMPROVEMENTS                   326              840                 -              -        1,166
307      EQUIPMENT 2/                 2,106              399               386              -        2,119
308      OFFICE
         FURNITURE AND
         EQUIPMENT 2/                 3,812              464               349            658        4,585
309      AUTOMOBILES,
         OTHER
         VEHICLES, AND
         RELATED GARAGE
         EQUIPMENT                        -                -                 -              -            -
310      AIRCRAFT AND
         AIRPORT
         EQUIPMENT                        -                -                 -              -            -
311      OTHER SERVICE
         COMPANY
         PROPERTY 3/                    283              211                83              -          411
                                     ------           ------            ------        -------      -------

         SUB-TOTAL                    6,527            1,914               818            658
                                      -----           ------        ----------      ---------    ---------
         8,281

107      CONSTRUCTION
         WORK IN
         PROGRESS 4/                    798              696                 -           (798)         696
                                     ------          -------            ------        -------      -------

         TOTAL                        7,325            2,610               818            (140)      8,977
                                     ======           ======            ======        ========     =======
--------------------------------------------------------------------------------------------


            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2003

                             (Thousands of Dollars)

--------------------------------------------------------------------------------

                             SCHEDULE II - CONTINUED

--------------------------------------------------------------------------------

1/    PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

      Laboratory and testing equipment was transferred from Alabama Power and Georgia Power to Southern Nuclear in December 2003 as follows:
      Account 308 - $658 (additions)
                    $357 (accumulated depreciation)


--------------------------------------------------------------------------------


2/ SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

                                                                 BALANCE
         SUBACCOUNT DESCRIPTION              ADDITIONS              AT
                                                                 CLOSE OF
                                                                   YEAR

--------------------------------------------------------------------------------


      EQUIPMENT
         Personal Computer Equipment              399              2,112
         Telecommunication Equipment                -                  7
                                               ------             ------
                                                  399              2,119
                                               ======             ======

      OFFICE FURNITURE AND EQUIPMENT
         Office Furniture and Equipment             5                681
         Miscellaneous Equipment                  244              1,137
         Laboratory and Testing Equipment           -                658
         Cubicles and Related Items               215              2,109
                                               ------             ------

                                                  464              4,585
                                               ======             ======

--------------------------------------------------------------------------------

3/    DESCRIBE OTHER SERVICE COMPANY PROPERTY:

      Computer software and licenses

--------------------------------------------------------------------------------

4/    DESCRIBE CONSTRUCTION WORK IN PROGRESS:

      This account includes leasehold improvements and software.

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2003

                             (Thousands of Dollars)

-----------------------------------------------------------------------------------------------------------------

                                  SCHEDULE III

                   ACCUMULATED PROVISION FOR DEPRECIATION AND
                    AMORTIZATION OF SERVICE COMPANY PROPERTY

-----------------------------------------------------------------------------------------------------------------

                                 BALANCE AT        ADDITIONS                            OTHER         BALANCE AT
                                 BEGINNING        CHARGED TO                           CHANGES         CLOSE OF
          DESCRIPTION             OF YEAR          ACCOUNT          RETIREMENTS          ADD             YEAR
                                                     403                              (DEDUCT)
                                                                                         1/

-----------------------------------------------------------------------------------------------------------------


Account
301      ORGANIZATION                  -                 -                -                 -               -
303      MISCELLANEOUS
         INTANGIBLE PLANT              -                 -                -                 -               -
304      LAND AND LAND
         RIGHTS                        -                 -                -                 -               -
305      STRUCTURES AND
         IMPROVEMENTS                  -                 -                -                 -               -
306      LEASEHOLD
         IMPROVEMENTS                291               151                -                 -             442
307      EQUIPMENT                 1,482               176              386                 -           1,272
308      OFFICE
         FURNITURE AND
         EQUIPMENT                 3,280               135              350               357           3,422
309      AUTOMOBILES,
         OTHER
         VEHICLES, AND
         RELATED
         GARAGE
         EQUIPMENT                     -                 -                -                 -               -
310      AIRCRAFT AND
         AIRPORT
         EQUIPMENT                     -                 -                -                 -               -
311      OTHER SERVICE
         COMPANY
         PROPERTY                    217                35               83                 -             169
                                    ----            ------            -----            ------          ------

         TOTAL                     5,270               497              819               357           5,305
                                   -----            ------            -----            ------        --------


--------------------------------------------------------------------------------

1/   PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

     See explanation provided under "1/" on page 7, Schedule II - Service Company Property.


--------------------------------------------------------------------------------

            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2003

                             (THOUSANDS OF DOLLARS)
--------------------------------------------------------------------------------

                            SCHEDULE IV - INVESTMENTS
--------------------------------------------------------------------------------

INSTRUCTIONS:  COMPLETE THE FOLLOWING SCHEDULE CONCERNING INVESTMENTS.

UNDER ACCOUNT 124,"OTHER INVESTMENTS", STATE EACH INVESTMENT SEPARATELY, WITH DESCRIPTION, INCLUDING THE NAME OF THE ISSUING COMPANY, NUMBER OF SHARES OR PRINCIPAL AMOUNT, ETC.

UNDER ACCOUNT 136, "TEMPORARY CASH INVESTMENTS", LIST EACH INVESTMENT
SEPARATELY.
--------------------------------------------------------------------------------

                                                     BALANCE AT       BALANCE AT
                    DESCRIPTION                      BEGINNING          CLOSE
                                                      OF YEAR          OF YEAR
--------------------------------------------------------------------------------

ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES

ACCOUNT 124 - OTHER INVESTMENTS


   EMPLOYEE/RETIREE ENERGY LOANS                         1,186            1,052
   EMPLOYEE COMPUTER LOANS                                 264              160
   CHANGE IN CONTROL TRUST                               1,285            1,643
                                                     ---------        ---------


                                                         2,735            2,855
                                                     ---------        ---------

ACCOUNT 136 - TEMPORARY CASH INVESTMENTS


   MONEY MARKET MUTUAL FUNDS                               775            1,500
                                                     ---------        ---------

                   TOTAL                                 3,510            4,355
                                                     =========        =========























--------------------------------------------------------------------------------

           ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2003

                             (THOUSANDS OF DOLLARS)
--------------------------------------------------------------------------------

           SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
--------------------------------------------------------------------------------

INSTRUCTIONS: COMPLETE THE FOLLOWING SCHEDULE LISTING ACCOUNTS RECEIVABLE FROM
              EACH ASSOCIATE COMPANY. WHERE THE SERVICE COMPANY HAS PROVIDED ACCOMMODATION OR CONVENIENCE PAYMENTS FOR ASSOCIATE COMPANIES, A SEPARATE LISTING OF TOTAL PAYMENTS FOR EACH ASSOCIATE COMPANY SHOULD BE PROVIDED.
--------------------------------------------------------------------------------

                                               BALANCE AT      BALANCE AT
                    DESCRIPTION                BEGINNING         CLOSE
                                                OF YEAR         OF YEAR

--------------------------------------------------------------------------------


ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM
 ASSOCIATE COMPANIES


   ALABAMA POWER*                                 26,009         28,848
   GEORGIA POWER*                                 46,499         49,716
   SOUTHERN COMPANY SERVICES                       2,865            198
   MISSISSIPPI POWER                                   1              0
                                               ---------      ---------
                   TOTAL                          75,374         78,762
                                               =========      =========



---------------------------------------------------------------------------

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:              TOTAL
                                                               PAYMENTS






                                                              ---------
                                        TOTAL PAYMENTS                0
                                                              =========







* RECLASSIFIED BEGINNING YEAR BALANCE. SEE NOTE 1 OF THE NOTES TO FINANCIAL STATEMENTS CONCERNING RECLASSIFICATION.






---------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2003

                             (Thousands of Dollars)

--------------------------------------------------------------------------------

                 SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

--------------------------------------------------------------------------------

INSTRUCTIONS:         Report the amount of labor and expenses incurred with
                      respect to fuel stock expenses during the year and indicate amount attributable to each associate company.
                      Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

--------------------------------------------------------------------------------

                       DESCRIPTION           LABOR          EXPENSES      TOTAL

--------------------------------------------------------------------------------

ACCOUNT 152 - FUEL STOCK EXPENSES
UNDISTRIBUTED


         Not Applicable
















--------------------------------------------------------------------------------

SUMMARY:

         Not Applicable









--------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2003

                             (Thousands of Dollars)

--------------------------------------------------------------------------------

                   SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

--------------------------------------------------------------------------------

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

--------------------------------------------------------------------------------

DESCRIPTION                          LABOR            EXPENSES             TOTAL

--------------------------------------------------------------------------------

ACCOUNT 163 - STORES EXPENSE
UNDISTRIBUTED


         Not Applicable






























--------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2003

                             (Thousands of Dollars)

--------------------------------------------------------------------------------

                                  SCHEDULE VIII
                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS

--------------------------------------------------------------------------------

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

--------------------------------------------------------------------------------

                                                   BALANCE AT         BALANCE AT
                    DESCRIPTION                     BEGINNING           CLOSE
                                                     OF YEAR           OF YEAR

--------------------------------------------------------------------------------

ACCOUNT 174 - MISCELLANEOUS CURRENT AND
ACCRUED ASSETS


         Not Applicable


















--------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2003

                             (Thousands of Dollars)

--------------------------------------------------------------------------------

                   SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

--------------------------------------------------------------------------------

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

--------------------------------------------------------------------------------

                                                     BALANCE AT       BALANCE AT
                             DESCRIPTION              BEGINNING         CLOSE
                                                       OF YEAR         OF YEAR

--------------------------------------------------------------------------------

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

Leasehold Improvements*                                      -               -

Deferred Long-Term Receivable - Alabama Power*          37,333          41,596

Deferred Long-Term Receivable - Georgia Power*          56,634          65,601

Intangible Asset - Minimum Pension Obligation            1,019             895

Undistributed Labor Accrual                                139             204

Taxes Withheld By Broker On Stock Options Exercised         16               8

Sundry Delayed (3 items)                                     6               -
                                                      --------         -------


                       Total                            95,147         108,304
                                                      ========         =======











* Reclassified beginning year balance. See Note 1 of the Notes to Financial Statements concerning reclassification.



--------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2003

                             (Thousands of Dollars)

--------------------------------------------------------------------------------

        SCHEDULE X - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

--------------------------------------------------------------------------------

INSTRUCTIONS: Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

--------------------------------------------------------------------------------

                      DESCRIPTION                                 AMOUNT

--------------------------------------------------------------------------------

ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR DEMONSTRATION
EXPENDITURES


         Not Applicable































--------------------------------------------------------------------------------

                      For the Year Ended December 31, 2003

                             (Thousands of Dollars)

--------------------------------------------------------------------------------

                        SCHEDULE XI - PROPRIETARY CAPITAL

--------------------------------------------------------------------------------

                                             NUMBER OF      PAR OR STATED      OUTSTANDING CLOSE OF PERIOD
                                              SHARES           VALUE
ACCOUNT NUMBER         CLASS OF STOCK       AUTHORIZED       PER SHARE       NO. OF SHARES        TOTAL AMOUNT

------------------------------------------------------------------------------------------------------------------

   201             COMMON STOCK ISSUED        1,000            10.00             1,000                  10

------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS: Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.

--------------------------------------------------------------------------------

                           DESCRIPTION                              AMOUNT

--------------------------------------------------------------------------------

ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL

      Amount Paid in for Common Stock in Excess of Par Value           990
      Other Paid-In Capital                                         24,643

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                             -
                                                                    ------
                              TOTAL                                 25,633
                                                                    ======

--------------------------------------------------------------------------------

INSTRUCTIONS:         Give particulars concerning net income or (loss) during
                      the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform
                      System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.


--------------------------------------------------------------------------------------------------------------------------

                                                  BALANCE AT      PENSION        NET INCOME                    BALANCE AT
                    DESCRIPTION                   BEGINNING      LIABILITY          OR          DIVIDENDS         CLOSE
                                                   OF YEAR       ADJUSTMENT       (LOSS)           PAID          OF YEAR

--------------------------------------------------------------------------------------------------------------------------

ACCOUNT 216 - UNAPPROPRIATED RETAINED EARNINGS        -              -               -              -                -

--------------------------------------------------------------------------------------------------------------------------

ACCOUNT 219 - OTHER COMPREHENSIVE INCOME           (874)          (173)              -              -           (1,047)

--------------------------------------------------------------------------------------------------------------------------


            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2003

                             (Thousands of Dollars)

--------------------------------------------------------------------------------

                          SCHEDULE XII - LONG-TERM DEBT

--------------------------------------------------------------------------------

INSTRUCTIONS:         Advances from associate companies should be reported
                      separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

------------------------------------------------------------------------------------------------------------------------------------

                           TERMS OF         DATE                                 BALANCE AT                      1/        BALANCE
NAME OF CREDITOR             OBLIG           OF       INTEREST      AMOUNT      BEGINNING OF     ADDITIONS   DEDUCTIONS      AT
                            CLASS &       MATURITY      RATE      AUTHORIZED       OF YEAR                                  CLOSE
                            SERIES                                                                                         OF YEAR
                         OF OBLIGATION

------------------------------------------------------------------------------------------------------------------------------------

ACCOUNT 223 - ADVANCES FROM
ASSOCIATE COMPANIES:

       ADVANCES ON NOTES:                                              -             -               -            -            -


       ADVANCES ON OPEN ACCOUNT:                                       -             -               -            -            -


ACCOUNT 224 - OTHER LONG-TERM
DEBT:                                                                  -             -               -            -            -
                                                                  ------         -----            ----        -----       ------
                             TOTAL                                     -             -               -            -            -
                                                                  ------         -----            ----        -----       ------

------------------------------------------------------------------------------------------------------------------------------------



1/ GIVE AN EXPLANATION OF DEDUCTIONS:





-------------------------------------------------------------------------------

           ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2003

                             (THOUSANDS OF DOLLARS)
--------------------------------------------------------------------------------

                SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
--------------------------------------------------------------------------------

INSTRUCTION: PROVIDE BALANCE OF NOTES AND ACCOUNTS PAYABLE TO EACH ASSOCIATE
             COMPANY.  GIVE DESCRIPTION AND AMOUNT OF MISCELLANEOUS CURRENT
             AND ACCRUED LIABILITIES. ITEMS LESS THAN $10,000 MAY BE GROUPED, SHOWING THE NUMBER OF ITEMS IN EACH GROUP.
--------------------------------------------------------------------------------

                                                     BALANCE AT       BALANCE AT
                    DESCRIPTION                      BEGINNING          CLOSE
                                                      OF YEAR          OF YEAR
--------------------------------------------------------------------------------


ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES           0                0
                                                     ---------        ---------
                                                             0                0
                                                     ---------        ---------
--------------------------------------------------------------------------------

ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

   ALABAMA POWER                                             1              233
   GEORGIA POWER                                             1              268
   SOUTHERN COMPANY                                          1                0
   SOUTHERN COMPANY SERVICES                             5,989            5,923
                                                     ---------        ---------
                                       TOTAL             5,992            6,424
                                                     ---------        ---------
--------------------------------------------------------------------------------

ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED

   EMPLOYEE STOCK OWNERSHIP PLAN CONTRIBUTION              757                0
   VACATION PAY ACCRUAL                                 18,552           19,604
   OVERTIME PAY ADJUSTMENT ACCRUAL                         542              459
   PERFORMANCE PAY PLAN ACCRUAL                         45,821           46,085
   PERFORMANCE DIVIDEND PLAN ACCRUAL                     4,482            4,930
   WORKER'S COMPENSATION ACCRUAL                           528              370
   SEVERANCE PAY ACCRUAL*                                  345              685
   PAYROLL ACCRUAL*                                      6,719            6,884
                                                     ---------        ---------
                                       TOTAL            77,746           79,017
                                                     ---------        ---------






* RECLASSIFIED BEGINNING YEAR BALANCE. SEE NOTE 1 OF THE NOTES TO FINANCIAL STATEMENTS CONCERNING RECLASSIFICATION.









--------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2003

--------------------------------------------------------------------------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

INSTRUCTIONS:           The space below is provided for important notes
                        regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

--------------------------------------------------------------------------------

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      General
      -------
      On December 14, 1990, pursuant to the provisions of the Public Utility Holding Company Act of 1935, the Securities and Exchange Commission ("SEC") approved the formation of the Southern Nuclear Operating Company, Inc. (the "Company"), a wholly owned subsidiary of Southern Company ("Southern"), to provide services in connection with the Southern electric system's nuclear power plants. The Company was incorporated on December 17, 1990 and commenced operations on January 1, 1991. On January 1, 1991, the Company entered into nuclear service agreements with Georgia Power to support Plant Hatch and Plant Vogtle and with Alabama Power to support Plant Farley.

      Effective December 23, 1991, the Nuclear Regulatory Commission ("NRC") license for Alabama Power's Plant Farley was amended to add the Company as plant operator, and the Company assumed responsibility for such operations pursuant to an operating agreement with Alabama Power. The NRC licenses for Georgia Power's Plant Hatch and Plant Vogtle were amended to add the Company as plant operator, and effective March 22, 1997, the Company assumed responsibility for such operations pursuant to an operating agreement with Georgia Power. The Company also entered into an operating agreement with Georgia Power for the operation of Plant Wilson, a combustion turbine-powered plant located adjacent to Plant Vogtle, effective March 22, 1997.

      The Company has no earnings or retained earnings since it renders services to its client companies' nuclear power plants at cost, as further discussed in Note 3.

      The Company follows accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates, and the actual results may differ from those estimates. The Company uses the Federal Energy Regulatory Commission's (FERC) Uniform System of Accounts.

      Reclassifications
      -----------------
      During 2003, the Company transferred from deferred long-term associated companies' receivables (Account 186) to deferred short-term associated companies' receivables (Account 146) amounts related to vacation pay billed but not collected. The Company transferred from accounts payable (Account 232) to miscellaneous current and accrued liabilities (Account
      242) amounts associated with compensation payable to employees. The Company also transferred from miscellaneous deferred debits (Account 186) to construction work in progress (Account 107) amounts associated with leasehold improvements. Prior year's data presented in the financial statements and supporting schedules have been reclassified to conform with the current year presentation.




--------------------------------------------------------------------------------

                                                                             19A

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2003

--------------------------------------------------------------------------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

INSTRUCTIONS:           The space below is provided for important notes
                        regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

--------------------------------------------------------------------------------

      Financial Instruments
      ---------------------
      The carrying amount of the Company's financial instruments approximates fair value at December 31, 2003 and 2002.

      Income Taxes
      The Company uses the liability method of accounting for deferred income taxes and provides deferred income taxes for all significant income tax temporary differences. See Note 4 for further information regarding income taxes.

      Property and Equipment, and Depreciation and Amortization
      Property and equipment are recorded at cost. Depreciation and amortization are provided on the straight-line method over the estimated economic life of the related asset (ranging from 5 to 15 years). Leasehold improvements are amortized over the shorter of their economic lives or the lives of the respective leases. On retirement of assets, the cost of such assets and related accumulated depreciation is removed from the accounts. The gain or loss from the sale of assets, if any, is credited or charged to income.

      Stock Options
      -------------
      The Company accounts for Southern's stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25. Accordingly, no compensation expense has been recognized because the exercise price of all options granted equaled the fair-market value on the date of grant.

      Comprehensive Income
      --------------------
      The objective of comprehensive income is to report a measure of all changes in common equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners. Comprehensive income consists of changes in additional minimum pension liability, less income taxes.

2. RETIREMENT BENEFITS
   -------------------

      The Company has a defined benefit, trusteed, pension plan covering substantially all employees. The plan is funded in accordance with Employee Retirement Income Security Act (ERISA) requirements. No contributions to the plan are expected for the year ending December 31, 2004. The Company also provides certain non-qualified benefit plans for a selected group of management and highly compensated employees. Benefits under these non-qualified plans are funded on a cash basis. In addition, the Company provides certain medical care and life insurance benefits for retired employees on a pay-as-you-go basis. The Company funds trusts to the extent deductible under federal income tax regulations.

      The measurement date for plan assets and obligations is September 30 for each year. In 2002, the Company adopted several plan changes that had the effect of increasing benefits to both current and future retirees.




--------------------------------------------------------------------------------

                                                                             19B

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2003

--------------------------------------------------------------------------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

INSTRUCTIONS:           The space below is provided for important notes
                        regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

--------------------------------------------------------------------------------


      Pension Plans
      -------------
      The accumulated benefit obligation for the pension plans was $338.7 million in 2003 and $246.2 million in 2002. Changes during the year in the projected benefit obligations and fair value of plan assets were as follows:

                                                              Projected
                                                         Benefit Obligations
                                                        2003            2002
                                                        ----            ----
                                                            (In thousands)
          Balance at beginning of year                 $309,773      $286,388
          Service cost                                   14,124        13,730
          Interest cost                                  19,945        21,346
          Benefits paid                                  (5,516)       (4,355)
          Plan amendments and employee transfers         29,595         7,751
          Actuarial (gain) loss                          23,751       (15,087)
                                                       --------      --------
          Balance at end of year                       $391,672      $309,773
                                                       ========      ========

                                                             Plan Assets
                                                        2003            2002
                                                        ----            ----
                                                            (In thousands)
          Balance at beginning of year                 $266,700      $292,543
          Actual return on plan assets                   43,428       (20,043)
          Benefits paid                                  (5,293)       (4,214)
          Receivables (payables) due to transfers        28,748        (1,586)
                                                       --------      --------
          Balance at end of year                       $333,583      $266,700
                                                       ========      ========

      Pension plan assets are managed and invested in accordance with all applicable requirements, including ERISA and the IRS. The Company's investment policy covers a diversified mix of assets, including equity and fixed income securities, real estate, and private equity, as described in the table below. Derivative instruments are used primarily as hedging tools but may also be used to gain efficient exposure to the various asset classes. The Company primarily minimizes the risk of large losses through diversification but also monitors and manages other aspects of risk.

                                                             Plan Assets
                                                       Target   2003     2002
           Domestic equity                               37%     37%      35%
           International equity                          20      20       18
           Global fixed income                           26      24       25
           Real estate                                   10      11       12
           Private equity                                 7       8       10
                                                        ----    ----     ----
               Total                                    100%    100%     100%
                                                        ====    ====     ====



--------------------------------------------------------------------------------

                                                                             19C
            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2003

--------------------------------------------------------------------------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

INSTRUCTIONS:           The space below is provided for important notes
                        regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

--------------------------------------------------------------------------------

      The accrued pension costs recognized in the Comparative Balance Sheet were as follows:

                                                     2003              2002
                                                     ----              ----
                                                          (In thousands)
      Funded status                                $(58,089)        $(43,073)
      Unrecognized transition obligation             (1,513)          (2,160)
      Unrecognized prior service cost                20,101           22,117
      Unrecognized net gain (loss)                   (2,984)         (13,688)
                                                   ---------        ---------
      Accrued liability recognized in the
        Comparative Balance Sheet                  $(42,485)        $(36,804)
                                                   ========         ========

      In 2003 and 2002, amounts recognized in the Comparative Balance Sheet for accumulated other comprehensive income and intangible assets to record the minimum pension liability related to the non-qualified plans were ($1.0) million and $.9 million, and ($.9) million and $1.0 million, respectively.

      Components of the pension plans' net periodic cost were as follows:

                                                     2003              2002
                                                     ----              ----
                                                         (In thousands)
      Service cost                                  $14,124          $13,730
      Interest cost                                  19,945           21,346
      Expected return on plan assets                (26,482)         (26,237)
      Recognized net gain                            (2,878)          (3,281)
      Net amortization                                1,121              646
                                                    -------          -------
      Net pension cost                               $5,830           $6,204
                                                    =======          =======

      Postretirement Benefits
      -----------------------
      Changes during the year in the accumulated benefit obligations and in the fair value of plan assets were as follows:
                                                            Accumulated
                                                       Benefit Obligations
                                                     2003              2002
                                                     ----              ----
                                                          (In thousands)
      Balance at beginning of year                 $109,747         $ 85,826
      Service cost                                    2,935            2,491
      Interest cost                                   7,060            6,377
      Benefits paid                                  (3,129)          (2,625)
      Actuarial (gain) loss                          19,786           17,678
                                                   --------         --------
      Balance at end of year                       $136,399         $109,747
                                                   ========         ========



--------------------------------------------------------------------------------

                                                                             19D

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2003

--------------------------------------------------------------------------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

INSTRUCTIONS:           The space below is provided for important notes
                        regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

--------------------------------------------------------------------------------

                                                          Plan Assets
                                                     2003              2002
                                                     ----              ----
                                                         (In thousands)

      Balance at beginning of year                 $    -           $    -
      Actual return on plan assets                      -                -
      Employer contributions                        3,129            2,625
      Benefits paid                                (3,129)          (2,625)
                                                   ------           ------
      Balance at end of year                       $    -           $    -
                                                   ======           ======


      The accrued postretirement costs recognized in the Comparative Balance Sheet were as follows:

                                                     2003              2002
                                                     ----              ----
                                                          (In thousands)
      Funded status                               $(136,399)       $(109,747)
      Unrecognized transition obligation              5,192            5,711
      Unrecognized prior service cost                12,702           13,537
      Unrecognized net loss                          34,453           14,927
      Fourth quarter contributions                      728              811
                                              -------------      -----------
      Accrued liability recognized in the
        Comparative Balance Sheet                 $ (83,324)       $ (74,761)
                                                  =========        =========


      Components of the postretirement plan's net periodic cost were as follows:

                                                     2003              2002
                                                     ----              ----
                                                          (In thousands)
      Service cost                                  $ 2,935          $ 2,491
      Interest cost                                   7,060            6,377
      Expected return on plan assets                      -                -
      Net amortization                                1,614            1,354
                                                    -------          -------
      Net postretirement cost                       $11,609          $10,222
                                                    =======          =======

      The weighted average rates assumed in the actuarial calculations used to determine both the benefit obligations and the net periodic costs for the pension and postretirement benefit plans were:

                                                      2003              2002
                                                      ----              ----
      Discount                                       6.00%             6.50%
      Annual salary increase                         3.75%             4.00%
      Long-term return on plan assets                8.50%             8.50%

--------------------------------------------------------------------------------

                                                                             19E

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2003

--------------------------------------------------------------------------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

INSTRUCTIONS:           The space below is provided for important notes
                        regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

--------------------------------------------------------------------------------


     The Company determined the long-term rate of return based on historical asset class returns and current market conditions, taking into account the diversification benefits of investing in multiple asset classes.

     An additional assumption used in measuring the accumulated postretirement benefit obligation was a weighted average medical care cost trend rate of
     8.25 percent for 2003, decreasing gradually to 5.25 percent through the year 2010 and remaining at that level thereafter. An annual increase or decrease in the assumed medical care cost trend rate of 1 percent would affect the accumulated benefit obligation and the service and interest cost components at December 31, 2003 as follows:

                                                     1 Percent       1 Percent
                                                      Increase        Decrease
                                                     ---------       ---------
                      (In thousands)
       Benefit obligation                             $10,544          $9,193
       Service and interest costs                         661             575


     Employee Savings Plan
     ---------------------

     The Company also sponsors a 401(k) defined contribution plan covering substantially all employees. The company provides a 75 percent matching contribution up to 6 percent of an employee's base salary. Total matching contributions made to the plan for the years 2003 and 2002 were $7.9 million, and $7.0 million, respectively.


3. SERVICE AND OPERATING AGREEMENTS
   --------------------------------

     The Company, in accordance with its operating agreements with Alabama Power and Georgia Power, provides operating and maintenance services, new investment services, and fuel services at cost with respect to nuclear generating plants.

     The Company, in accordance with its service agreement with Southern Company Services, Inc. ("SCS"), a subsidiary of Southern, can obtain the following services at cost: general executive and advisory services, general engineering, design engineering, purchasing, accounting and statistical, finance and treasury, taxes, insurance and pensions, corporate, budgeting, employee relations, systems and procedures, and other services.

     The Company, in accordance with its service agreement with Southern Company Energy Solutions, a subsidiary of Southern, may provide the following services at cost: general engineering; nuclear plant operations; accounting and statistical; rates; budgeting; systems and procedures; access to and use of facilities; training; general; and other services with respect to the operation, maintenance or support of nuclear power plants.


--------------------------------------------------------------------------------

                                                                             19F

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2003

--------------------------------------------------------------------------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

INSTRUCTIONS:           The space below is provided for important notes
                        regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

--------------------------------------------------------------------------------

4.   INCOME TAXES
     ------------

     Southern files a consolidated federal income tax return. In 2002, Southern began filing a combined state of Georgia income tax return. Under a joint consolidated income tax agreement, each subsidiary's current and deferred tax expense is computed on a stand-alone basis. In accordance with IRS regulations, each company is jointly and severally liable for the tax liability.

     Details of the income tax provisions are as follows (Note 1):

                                                      2003              2002
                                                      ----              ----
                      (In thousands)
       Total provision for income taxes:
       Federal --
           Current                                   $ 7,331          $ 5,130
           Deferred                                   (6,419)          (5,290)
                                                     -------          -------
                                                         912             (160)
                                                     -------          -------
       State --
           Current                                    (5,796)             355
           Deferred                                   (1,088)            (836)
                                                     -------          -------
                                                      (6,884)            (481)
                                                     -------          -------
       Total                                         $(5,972)         $  (641)
                                                     =======          =======

     Net cash payments (refunds) for income taxes related to continuing operations in 2003 and 2002 were ($1.2) million and $2.2 million, respectively.

     The tax effects of temporary differences between the carrying amounts of assets and liabilities in the financial statements and their respective tax bases, which give rise to deferred tax assets and liabilities, are as follows:

                                                     2003              2002
                                                     ----              ----
                                                         (In thousands)
      Deferred tax assets:
          Pensions and other benefits              $ 60,794         $ 53,101
          Other                                       5,817            5,839
                                                 ----------      -----------

      Total                                          66,611           58,940
                                                  ---------       ----------

      Net deferred tax assets                        66,611           58,940
      Portion included in current assets             (7,110)          (5,216)
                                                 ----------       ----------
      Accumulated deferred income taxes
        in the Comparative Balance Sheet           $ 59,501         $ 53,724
                                                   ========        =========

--------------------------------------------------------------------------------

                                                                             19G

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2003

--------------------------------------------------------------------------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

INSTRUCTIONS:           The space below is provided for important notes
                        regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

--------------------------------------------------------------------------------

     No valuation allowance for net deferred income tax assets is deemed necessary, as the realization of recorded deferred tax assets is considered more likely than not.

     The provision for income taxes differs from the amount of income taxes determined by applying the applicable U.S. Federal statutory rate to earnings before income taxes as a result of the following:

                                                       2003             2002
                                                       ----             ----
      Federal statutory rate                           35.0%            35.0%
      State current income tax,
        net of federal effect                          (1.6)             0.9
      Non-deductible book expenses                     (7.1)           (50.8)
      State retraining tax credits and
          other actualization adjustments,
          net of federal effect                       (40.8)            41.4
      Other                                            (0.8)            (1.6)
                                                     --------         -------
      Effective federal income tax rate               (15.3)%           24.9%
                                                     ========         =======

     The Company's income tax provision is determined based on revenue requirement dollars so that revenues billed to system companies equals costs incurred including income taxes. One hundred percent of the Company's net income before income taxes equals its Federal and state income tax provisions.

     The State of Georgia provides a state income tax credit for the costs of retraining employees to use new equipment, new technology, or new operating systems. The credit can be worth up to 50% of the direct costs of retraining full-time employees, up to $500 per employee. The Company filed Amended Georgia Income Tax Returns for tax years 2000 and 2001 to claim retraining credits for costs incurred retraining employees domiciled in Georgia in the amounts of $3.6 million and $1.6 million, respectively. These amended returns were approved by the State of Georgia Department of Revenue during 2003. The Company also claimed retraining credits on its original 2002 return, filed during 2003, in the amount of $2.9 million. The Company recorded a reduction in tax expense during 2003 totaling $8.1 million for the three years, under the flow-through method of accounting, for the State of Georgia Retraining Credits.

5.   RENTS
     -----

     The Company subleases its office space from an affiliated company on a tenant-at-will basis. Current monthly billing is approximately $121,005.

6.   AFFILIATED SERVICES
     -------------------

     The Company incurred expenses of approximately $39 million and $82 million for 2003 and 2002, respectively, associated with services provided by SCS (see Note 3 for description of services provided).




--------------------------------------------------------------------------------

            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2003

                             (THOUSANDS OF DOLLARS)

--------------------------------------------------------------------------------

                        SCHEDULE XV - STATEMENT OF INCOME

ACCOUNT                  DESCRIPTION                    CURRENT       PRIOR
                                                          YEAR         YEAR
--------------------------------------------------------------------------------


          INCOME
457       SERVICES RENDERED TO ASSOCIATE COMPANIES      441,651      455,398
458       SERVICES RENDERED TO NON ASSOC COMPANIES            7            0
418       EQUITY EARNINGS OF SUBSIDIARY COMPANIES            39           41
419       INTEREST AND DIVIDEND INCOME                      162           46
                                                      ---------    ---------
                    TOTAL INCOME                        441,859      455,485
                                                      ---------    ---------
          EXPENSE
500-559   POWER PRODUCTION                              308,765      323,641
560-579   TRANSMISSION                                      133          139
920       SALARIES & WAGES                               14,238       14,123
921       OFFICE SUPPLIES & EXPENSES                      2,609        3,372
922       ADMIN EXPENSE TRANSFERRED - CREDIT                  0            0
923       OUTSIDE SERVICES EMPLOYED                      31,384       30,231
924       PROPERTY INSURANCE                                 32           30
925       INJURIES & DAMAGES                                561          599
926       EMPLOYEE PENSION & BENEFITS                    44,717       39,381
928       REGULATORY COMMISSION EXPENSES                      0            0
930.1     GENERAL ADVERTISING EXPENSES                        9           13
930.2     MISCELLANEOUS GENERAL EXPENSES                    175          176
931       RENTS                                           2,225        1,760
935       MAINENANCE OF STRUCTURES & EQUIPMENT            1,207        1,087
403       DEPRECIATION AND AMORTIZATION EXPENSE             497          289
408       TAXES OTHER THAN INCOME TAXES                  18,423       16,981
409       INCOME TAXES                                    1,535        5,485
410       PROVISION FOR DEFERRED INCOME TAXES             2,602       -1,229
411       PROVISION FOR DEFERRED INCOME TAXES-CRED      -10,109       -4,897
411.5     INVESTMENT TAX CREDIT                               0            0
426.1     DONATIONS                                         503          517
426.5     OTHER DEDUCTIONS                                2,619        2,963
427       INTEREST ON LONG-TERM DEBT                          0            0
430       INTEREST ON DEBT TO ASSOCATE COMPANIES              0            0
431       OTHER INTEREST EXPENSE                             21           18
107       CONSTRUCTION WORK IN PROGRESS                  19,713       20,806
                                                      ---------    ---------
                    TOTAL EXPENSE                       441,859      455,485
                                                      ---------    ---------

                    NET INCOME OR LOSS                        0            0
                                                      ---------    ---------






--------------------------------------------------------------------------------

           ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2003

                             (THOUSANDS OF DOLLARS)
--------------------------------------------------------------------------------

                               ANALYSIS OF BILLING
                               ASSOCIATE COMPANIES
                                   ACCOUNT 457
--------------------------------------------------------------------------------

                                    DIRECT    INDIRECT   COMPENSATION  TOTAL
NAME OF ASSOCIATE COMPANY            COSTS      COSTS     FOR USE OF  AMOUNT
                                    CHARGED    CHARGED      CAPITAL   BILLED
                                    -------    -------      -------   ------
                                     457-1      457-2        457-3

--------------------------------------------------------------------------------


ALABAMA POWER                       134,333     18,267          0    152,600

GEORGIA POWER                       252,470     36,533          0    289,003

SAVANNAH ELECTRIC                         1          0          0          1

SOUTHERN COMPANY ENERGY SOLUTIONS        11          0          0         11

SOUTHERN COMPANY SERVICES                36          0          0         36

                                    -------    -------    -------    -------

TOTAL                               386,851     54,800          0    441,651
                                    =======    =======    =======    =======










--------------------------------------------------------------------------------

            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY,INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2003

                             (THOUSANDS OF DOLLARS)
--------------------------------------------------------------------------------

                               ANALYSIS OF BILLING
                             NONASSOCIATE COMPANIES
                                   ACCOUNT 458
-----------------------------------------------------------------------------------------------------------

                                       DIRECT     INDIRECT    COMPENSATION              EXCESS       TOTAL
                                        COST        COST        FOR USE       TOTAL       OR         AMOUNT
 NAME OF NONASSOCIATE COMPANY          CHARGED    CHARGED      OF CAPITAL     COST    DEFICIENCY     BILLED
                                       -------    -------      ----------     ----    ----------     ------
                                        458-1      458-2         458-3                   458-4

-----------------------------------------------------------------------------------------------------------

 FIRST ENERGY                              7          0             0           7          0            7










--------------------------------------------------------------------------------

INSTRUCTION: PROVIDE A BRIEF DESCRIPTION OF THE SERVICES RENDERED TO EACH
             NONASSOCIATE COMPANY:

             SOUTHERN NUCLEAR EMPLOYEES WERE LOANED TO FIRST ENERGY'S DAVIS BESSE'S NUCLEAR POWER PLANT.
               -----------------------------------------------------------------

            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC

                      FOR THE YEAR ENDED DECEMBER 31, 2003

                             (THOUSANDS OF DOLLARS)

--------------------------------------------------------------------------------

                                  SCHEDULE XVI
                         ANALYSIS OF CHARGES FOR SERVICE
                      ASSOCIATE AND NONASSOCIATE COMPANIES


--------------------------------------------------------------------------------

INSTRUCTIONS: Total cost of service will equal for associate and nonassociate companies, the total amount billed under their separate analysis of billing schedules.

--------------------------------------------------------------------------------

                                                 DIRECT              INDIRECT             TOTAL
500-559 POWER PRODUCTION                        284,248              24,517             308,765
560-579 TRANSMISSION                                133                   0                 133
920     SALARIES AND WAGES                        4,764               9,474              14,238
921     OFFICE SUPPLIES & EXP                     4,590              -1,981               2,609
923     OUTSIDE SRVCS EMPLOYED                   15,934              15,450              31,384
924     PROPERTY INSURANCE                            0                  32                  32
925     INJURIES AND DAMAGES                        128                 433                 561
926     EMPLOYEE PENS & BENS                     39,680               5,037              44,717
930.1   GENERAL ADV EXP                               4                   5                   9
930.2   MISC GENERAL EXPENSES                         7                 168                 175
931     RENTS                                       160               2,065               2,225
935     MAINT OF STRUCT & EQUIP                     916                 291               1,207
403     DEPR & AMORT EXPENSE                          0                 498                 498
408     TAXES OTH THAN INC TAXES                 16,534               1,889              18,423
409     INCOME TAXES                                  0               1,535               1,535
410     PROV-DEF INC TAX                              0               2,602               2,602
411     PROV-DEF INC TAX CR                           0             -10,109             -10,109
426.1   DONATIONS                                    14                 489                 503
426.5   OTHER DEDUCTIONS                             33               2,586               2,619
431     OTHER INTEREST EXPENSE                        0                  20                  20
107     CONST WORK IN PROGRESS                   19,713                   0              19,713
                                                -------              ------             -------
    TOTAL EXPENSES                              386,858              55,001             441,859
418     EQUITY EARN OF SUBCO                          0                 -39                 -39
419     INTEREST & DIVIDEND INC                       0                -162                -162
                                                -------              ------             -------

    TOTAL COST OF SERVICE                       386,858              54,800             441,658
                                                -------              ------             -------





--------------------------------------------------------------------------------

                                                                             23A

            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC

                      FOR THE YEAR ENDED DECEMBER 31, 2003

                             (THOUSANDS OF DOLLARS)

--------------------------------------------------------------------------------

                                  SCHEDULE XVI
                         ANALYSIS OF CHARGES FOR SERVICE
                             NONASSOCIATE COMPANIES


--------------------------------------------------------------------------------

INSTRUCTIONS: Total cost of service will equal for nonassociate companies, the total amount billed under their separate analysis of billing schedules.

--------------------------------------------------------------------------------


                                                    DIRECT              INDIRECT             TOTAL
 500-559 POWER PRODUCTION                              0                   0                   0
 560-579 TRANSMISSION                                  0                   0                   0
 920     SALARIES AND WAGES                            0                   0                   0
 921     OFFICE SUPPLIES & EXP                         0                   0                   0
 923     OUTSIDE SRVCS EMPLOYED                        0                   0                   0
 924     PROPERTY INSURANCE                            0                   0                   0
 925     INJURIES AND DAMAGES                          0                   0                   0
 926     EMPLOYEE PENS & BENS                          7                   0                   7
 930.1   GENERAL ADV EXP                               0                   0                   0
 930.2   MISC GENERAL EXPENSES                         0                   0                   0
 931     RENTS                                         0                   0                   0
 935     MAINT OF STRUCT & EQUIP                       0                   0                   0
 403     DEPR & AMORT EXPENSE                          0                   0                   0
 408     TAXES OTH THAN INC TAXES                      0                   0                   0
 409     INCOME TAXES                                  0                   0                   0
 410     PROV-DEF INC TAX                              0                   0                   0
 411     PROV-DEF INC TAX CR                           0                   0                   0
 426.1   DONATIONS                                     0                   0                   0
 426.5   OTHER DEDUCTIONS                              0                   0                   0
 431     OTHER INTEREST EXPENSE                        0                   0                   0
 107     CONST WORK IN PROGRESS                        0                   0                   0
                                                ---------------     ---------------     ---------------
     TOTAL EXPENSES                                    7                   0                   7
 418     EQUITY EARN OF SUBCO                          0                   0                   0
 419     INTEREST & DIVIDEND INC                       0                   0                   0
                                                ---------------     ---------------     ---------------

     TOTAL COST OF SERVICE                             7                   0                   7
                                                ---------------     ---------------     ---------------



--------------------------------------------------------------------------------

                                                                             23B

            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC

                      FOR THE YEAR ENDED DECEMBER 31, 2003

                             (THOUSANDS OF DOLLARS)

--------------------------------------------------------------------------------

                                  SCHEDULE XVI
                         ANALYSIS OF CHARGES FOR SERVICE
                               ASSOCIATE COMPANIES


--------------------------------------------------------------------------------

INSTRUCTIONS: Total cost of service will equal for associate companies, the total amount billed under their separate analysis of billing schedules.

--------------------------------------------------------------------------------

                                                 DIRECT              INDIRECT             TOTAL
500-559 POWER PRODUCTION                        284,248              24,517             308,765
560-579 TRANSMISSION                                133                   0                 133
920     SALARIES AND WAGES                        4,764               9,474              14,238
921     OFFICE SUPPLIES & EXP                     4,590              -1,981               2,609
923     OUTSIDE SRVCS EMPLOYED                   15,934              15,450              31,384
924     PROPERTY INSURANCE                            0                  32                  32
925     INJURIES AND DAMAGES                        128                 433                 561
926     EMPLOYEE PENS & BENS                     39,673               5,037              44,710
930.1   GENERAL ADV EXP                               4                   5                   9
930.2   MISC GENERAL EXPENSES                         7                 168                 175
931     RENTS                                       160               2,065               2,225
935     MAINT OF STRUCT & EQUIP                     916                 291               1,207
403     DEPR & AMORT EXPENSE                          0                 498                 498
408     TAXES OTH THAN INC TAXES                 16,534               1,889              18,423
409     INCOME TAXES                                  0               1,535               1,535
410     PROV-DEF INC TAX                              0               2,602               2,602
411     PROV-DEF INC TAX CR                           0             -10,109             -10,109
426.1   DONATIONS                                    14                 489                 503
426.5   OTHER DEDUCTIONS                             33               2,586               2,619
431     OTHER INTEREST EXPENSE                        0                  20                  20
107     CONST WORK IN PROGRESS                   19,713                   0              19,713
                                               --------            --------            ---------
    TOTAL EXPENSES                              386,851              55,001             441,852
418     EQUITY EARN OF SUBCO                          0                 -39                 -39
419     INTEREST & DIVIDEND INC                       0                -162                -162
                                               --------            --------            --------

    TOTAL COST OF SERVICE                       386,851              54,800             441,651
                                               --------            --------            --------



-------------------------------------------------------------------------------

            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2003

                             (THOUSANDS OF DOLLARS)
--------------------------------------------------------------------------------

                                  SCHEDULE XVII
                        SCHEDULE OF EXPENSE DISTRIBUTION
                                       BY
                         DEPARTMENT OR SERVICE FUNCTION
--------------------------------------------------------------------------------


                             TOTAL               EXECUTIVE      CORP           GOVERN         FINANCIAL      QUALITY
                                                                COUNSEL        AFFAIRS        SERVICES       ASSURANCE

500-559 POWER PRODUCTION            308,765          3,510            611              0            761          2,960
560-579 TRANSMISSION                    133              0              0              0              0              0
920     SALARIES AND WAGES           14,238          1,147            140              0          2,621              0
921     OFFICE SUPPLIES & EXP         2,609             94             13             35            222              0
923     OUTSIDE SRVCS EMPLOYED       31,384             79          1,281             32            307              0
924     PROPERTY INSURANCE               32              0              0              0              0              0
925     INJURIES AND DAMAGES            561              0              0              0              0              0
926     EMPLOYEE PENS & BENEFITS     44,717              0              0              0              3              0
930.1   GENERAL ADV EXP                   9              0              0              0              0              0
930.2   MISC GENERAL EXPENSES           175            129              0              0              0              0
931     RENTS                         2,225              0              0              0              0              0
935     MAINT OF STRUCT & EQUIP       1,207              0              0              0              0              0
403     DEPR & AMORT EXPENSE            498              0              0              0              0              0
408     TAXES OTH THAN INC TAXES     18,423              0              0              0              0              0
409     INCOME TAXES                  1,535              0              0              0              0              0
410     PROV-DEF INC TAX              2,602              0              0              0              0              0
411     PROV-DEF INC TAX CREDIT     -10,109              0              0              0              0              0
426.1   DONATIONS                       503            397              0              5              0              0
426.5   OTHER DEDUCTIONS              2,619            475              4            655              2              0
431     OTHER INTEREST EXPENSE           20              0              0              0              0              0
107     CONST WORK IN PROGRESS       19,713              0              0              0             24              0
-----------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                      441,859          5,831          2,049            727          3,940          2,960

418     EQUITY EARN OF SUBCO            -39              0              0              0              0              0
419     INTEREST & DIVIDEND INC        -162              0              0              0              0              0
-----------------------------------------------------------------------------------------------------------------------

TOTAL COSTS                         441,658          5,831          2,049            727          3,940          2,960

-----------------------------------------------------------------------------------------------------------------------


                                                                             24A

            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2003

                             (THOUSANDS OF DOLLARS)
--------------------------------------------------------------------------------

                                  SCHEDULE XVII
                        SCHEDULE OF EXPENSE DISTRIBUTION
                                       BY
                         DEPARTMENT OR SERVICE FUNCTION
--------------------------------------------------------------------------------


                                  VOGTLE         HATCH          FARLEY          PLANT         TECHNICAL      ADMIN          CORP
                                  PROJECT        PROJECT        PROJECT         WILSON        SUPPORT        SERVICES       GENERAL
                                  & PLANT        & PLANT        & PLANT

500-559 POWER PRODUCTION             61,307         64,418         66,340         509         61,681            130         46,538
560-579 TRANSMISSION                      0              0            113           0              0              0             20
920     SALARIES AND WAGES                0              0              0           0              0          6,426          3,904
921     OFFICE SUPPLIES & EXP             0              5              2           0            340            858          1,040
923     OUTSIDE SRVCS EMPLOYED            0              0              0           0            -58          1,095         28,648
924     PROPERTY INSURANCE                0              0              0           0              0              0             32
925     INJURIES AND DAMAGES              0              0              0           0              0              0            561
926     EMPLOYEE PENS & BENEFITS          0              0              0           0              0            205         44,509
930.1   GENERAL ADV EXP                   0              0              0           0              0              9              0
930.2   MISC GENERAL EXPENSES             0              0              0           0              0             46              0
931     RENTS                             0              0              0           0              0              3          2,222
935     MAINT OF STRUCT & EQUIP           0              0              0           0              0              0          1,207
403     DEPR & AMORT EXPENSE              0              0              0           0              0              0            498
408     TAXES OTH THAN INC TAXES          0              0              0           0              0              0         18,423
409     INCOME TAXES                      0              0              0           0              0              0          1,535
410     PROV-DEF INC TAX                  0              0              0           0              0              0          2,602
411     PROV-DEF INC TAX CREDIT           0              0              0           0              0              0        -10,109
426.1   DONATIONS                         7              4              4           0             13              0             73
426.5   OTHER DEDUCTIONS                  1              1             18           0             11              6          1,446
431     OTHER INTEREST EXPENSE            0              0              0           0              0              0             20
107     CONST WORK IN PROGRESS          369            336          1,055           0         13,747            104          4,078
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                       61,684         64,764         67,532         509         75,734          8,882        147,247

418    EQUITY EARN OF SUBCO               0              0              0           0              0              0            -39
419    INTEREST & DIVIDEND INC            0              0              0           0              0              0           -162
-----------------------------------------------------------------------------------------------------------------------------------

TOTAL COSTS                          61,684         64,764         67,532         509         75,734          8,882        147,046

-----------------------------------------------------------------------------------------------------------------------------------


            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2003

                             (Thousands of Dollars)

--------------------------------------------------------------------------------

                        DEPARTMENTAL ANALYSIS OF SALARIES

--------------------------------------------------------------------------------

                                               DEPARTMENTAL SALARY EXPENSE                               NUMBER
NAME OF DEPARTMENT                            INCLUDED IN AMOUNTS BILLED TO                             PERSONNEL
Indicate each                      TOTAL       PARENT              OTHER              NON                END OF
department or                     AMOUNT       COMPANY          ASSOCIATES        ASSOCIATES              YEAR
service function

-------------------------------------------------------------------------------------------------------------------------

Executive                          1,250            -              1,250                 -                7

Corporate Counsel                    592            -                592                 -                6

Governmental Affairs                 157            -                157                 -                2

Quality Assurance                  2,810            -              2,810                 -               52

Vogtle Project and Plant          57,369            -             57,369                 -              860

Hatch Project and Plant           61,460            -             61,460                 -              864

Farley Project and Plant          59,103            -             59,103                 -              906

Plant Wilson                         496            -                496                 -                -

Financial Services                 3,401            -              3,401                 -               55

Technical Support                 30,300            -             30,300                 -              389

Administrative Services            6,648            -              6,648                 -              123

Corporate General
  (Accrual for
  incentive pay
  plan)                           49,646            -             49,646                 -                -
                                --------        -----          ---------         ---------        ---------

         TOTAL                   273,232            -            273,232                 -            3,264
                                 -------        -----           --------         ---------            -----













--------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2003

                             (Thousands of Dollars)

--------------------------------------------------------------------------------

                            OUTSIDE SERVICES EMPLOYED

--------------------------------------------------------------------------------

INSTRUCTIONS: Provide a breakdown by sub account of outside services employed. If the aggregate amounts paid to any one payee and included within one sub account is less than $100,000, only the aggregate number and amount of all such payments included within the sub account need be shown. Provide a subtotal for each type of service.

--------------------------------------------------------------------------------

                                                                                      RELATIONSHIP
                                                                                          "A"=
                                                                                        ASSOCIATE
                                                                                        "NA"=NON
            FROM WHOM PURCHASED                  DESCRIPTION                            ASSOCIATE        AMOUNT

---------------------------------------------------------------------------------------------------------------

Legal Services
--------------
Balch & Bingham, LLP                         Legal fees and services                      NA                 680
Troutman Sanders, LLP                        Legal fees and services                      NA                 358
Southern Company Services                    Legal services.  See Note 3 in the           A                  216
                                                Notes to Financial Statements.
Arnold & Porter                              Legal fees and services                      NA                 115
6 Other Items (less than $100,000)           Aggregate                                    NA                 173
                                                                                                        --------
                                                                                                           1,542
Auditing Services
-----------------
Southern Company Services                    Auditing services.  See Note 3 in the        A                  353
                                                Notes to Financial Statements.
Deloitte & Touche, LLP                       Auditing services                            NA                 250
                                                                                                        --------
                                                                                                             603
Engineering Services
--------------------
Southern Company Services                    Engineering services. See Note 3 in the      A                3,995
                                                Notes to Financial Statements.
Bechtel Power Corporation                    Engineering services                         NA               2,985
BE&K                                         Engineering services                         NA                 794
The E Group                                  Engineering services                         NA                 655
Westinghouse Electric Company                Engineering services                         NA                 288
LMT, The Anatec Group                        Engineering services                         NA                 234
Numanco, LLC                                 Engineering services                         NA                 224
Cooperheat-MQS, Inc.                         Engineering services                         NA                 123
MPR Associates, Inc.                         Engineering services                         NA                 101
6 Other Items (less than $100,000)           Aggregate                                    NA                 105
                                                                                                        --------
                                                                                                           9,504

--------------------------------------------------------------------------------






(Continued on Page 26A)

                                                                             26A

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2003

                             (Thousands of Dollars)

--------------------------------------------------------------------------------

                            OUTSIDE SERVICES EMPLOYED

--------------------------------------------------------------------------------

INSTRUCTIONS: Provide a breakdown by sub account of outside services employed. If the aggregate amounts paid to any one payee and included within one sub account is less than $100,000, only the aggregate number and amount of all such payments included within the sub account need be shown. Provide a subtotal for each type of service.

--------------------------------------------------------------------------------

                                                                                      RELATIONSHIP
                                                                                          "A"=
                                                                                        ASSOCIATE
                                                                                        "NA"=NON
            FROM WHOM PURCHASED                  DESCRIPTION                            ASSOCIATE        AMOUNT

---------------------------------------------------------------------------------------------------------------


Management Consulting Services
CFG Consulting, Inc.                         Consulting services                          NA                 580
ACA, Inc.                                    Consulting services                          NA                 463
BCP Technical Services, Inc.                 Consulting services                          NA                 266
Tucker Alan, Inc.                            Consulting services                          NA                 178
Altran Corporation                           Consulting services                          NA                 131
27 Items (less than $100,000)                Aggregate                                    NA                 708
                                                                                                        --------
                                                                                                           2,326


Other Services
Southern Company Services                    General services.  See Note 3 in the         A               34,128
                                                Notes to Financial Statements.
Jeffcoat and Associates, L.P.                Building maintenance                         NA                 602
Fujitsu Computer Systems Corporation         Computer services                            NA                 329
Datastream Systems, Inc.                     Computer services                            NA                 267
Alabama Power                                Mail and electricity services                A                  223
Pritchard Industries, S. E., Inc.            Janitorial services                          NA                 184
Metamor Enterprise Solutions                 Computer services                            NA                 182
ADECCO Employment Services                   Employment services                          NA                 171
Burns International Security Services        Security services                            NA                 141
Securitas Security Services USA, Inc.        Security services                            NA                 140
Grace Computer Resources, Inc.               Computer services                            NA                 121
Sonic Systems International, Inc.            Computer services                            NA                 106
191 Other Items (less than $100,000)         Aggregate                                    NA                 543
                                                                                                        --------
                                                                                                          37,137

                                                                                TOTAL                     51,112


--------------------------------------------------------------------------------

           ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2003

                             (THOUSANDS OF DOLLARS)
--------------------------------------------------------------------------------

                         EMPLOYEE PENSIONS AND BENEFITS

                                   ACCOUNT 926
--------------------------------------------------------------------------------

INSTRUCTIONS: PROVIDE A LISTING OF EACH PENSION PLAN AND BENEFIT PROGRAM PROVIDED BY THE SERVICE COMPANY. SUCH LISTING SHOULD BE LIMITED TO $25,000.
--------------------------------------------------------------------------------

           DESCRIPTION                                      AMOUNT



       PENSIONS                                             5,745

       EMPLOYEES GROUP INSURANCE                           19,100

       POST-RETIREMENT BENEFITS                            11,188

       POST-EMPLOYMENT BENEFITS                               321

       OTHER EMPLOYEE BENEFITS                                768

       EMPLOYEE SAVINGS PLAN CONTRIBUTION                   7,595

                                                        ---------
                   TOTAL                                   44,717
                                                        =========









--------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2003


                             (Thousands of Dollars)

--------------------------------------------------------------------------------

                          GENERAL ADVERTISING EXPENSES
                                  ACCOUNT 930.1

--------------------------------------------------------------------------------

INSTRUCTIONS:        Provide a listing of the amount included in Account 930.1,
                     "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

--------------------------------------------------------------------------------

DESCRIPTION                        NAME OF PAYEE              AMOUNT

--------------------------------------------------------------------------------


Phone Book Advertising        BellSouth                              2

Yearbook Advertising          Glomerata Yearbook                     3

Other Publications            Various                                4
                                                                    --


                              TOTAL                                  9
                                                                    ==
























--------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2003

                             (Thousands of Dollars)

                         MISCELLANEOUS GENERAL EXPENSES
                                  ACCOUNT 930.2

--------------------------------------------------------------------------------

INSTRUCTIONS: Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C.S. 441
(b) (2) shall be separately classified.

--------------------------------------------------------------------------------

             DESCRIPTION                                             AMOUNT

--------------------------------------------------------------------------------

Association Dues and Assessments                                          79

Nuclear Power Research/Education Expenses                                 52

Employee Communications                                                   10

Other Expenses                                                            34
                                                                       -----
                                             TOTAL                       175
                                                                        ====







--------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2003

                             (Thousands of Dollars)
--------------------------------------------------------------------------------

                                      RENTS
                                   ACCOUNT 931
--------------------------------------------------------------------------------


INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.
--------------------------------------------------------------------------------

           TYPE OF PROPERTY                                           AMOUNT
--------------------------------------------------------------------------------




Office Building                                                       1,848

Copiers                                                                 142

Warehouse Storage 75

Computer Equipment and Software                                         160
                                                                   --------

                                            TOTAL                     2,225
                                                                    =======











--------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2003

                             (Thousands of Dollars)

--------------------------------------------------------------------------------

                          TAXES OTHER THAN INCOME TAXES
                                   ACCOUNT 408

--------------------------------------------------------------------------------

INSTRUCTIONS: Provide an analysis of Account 408, "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

--------------------------------------------------------------------------------

                           KIND OF TAX                            AMOUNT

--------------------------------------------------------------------------------

       Other than U.S. Government Taxes

              Property                                               24

              State Unemployment                                    122

              State Franchise                                        19
                                                                -------

              Subtotal - Other                                      165
                                                                -------

       U. S. Government Taxes

              Federal Insurance Contribution Act                 18,068

              Federal Unemployment                                  190
                                                                -------

              Subtotal - U.S. Government                         18,258


                                                  TOTAL          18,423








-------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2003

                             (Thousands of Dollars)

--------------------------------------------------------------------------------

                                    DONATIONS
                                  ACCOUNT 426.1

--------------------------------------------------------------------------------

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

--------------------------------------------------------------------------------

              NAME OF RECIPIENT            PURPOSE OF DONATION         AMOUNT

--------------------------------------------------------------------------------

Alabama Symphony Orchestra                  Support of Program            5
American Cancer Association                 Support of Program            5
American Heart Association                  Support of Program            4
Auburn University                           Support of Program           40
Foundation for Nuclear Studies              Support of Program            5
Georgia Institute of Technology             Support of Program           22
Inroads                                     Support of Program            5
Junior Achievement of Greater Birmingham    Support of Program           14
Juvenile Diabetes Research Foundation       Support of Program            5
National Academy of Engineering             Support of Program           25
Scholarship Program Administrators, Inc.    Support of Program           29
Tuskegee University                         Support of Program           22
United Way                                  Support of Program          106
University of Alabama                       Support of Program           78
University of Florida                       Support of Program           13
University of South Carolina                Support of Program            5
University of Tennessee                     Support of Program           21
Waterfall Committee                         Support of Program           24
World Nuclear Association                   Support of Program           36
59  Other Items (Less than $3,000)          Education Contribution       28
21  Other Items (Less than $3,000)          Health & Human Services      10
24  Other Items (Less than $3,000)          Other Donations               1
                                                                        ---

                                                             TOTAL      503
                                                                        ===

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                                                                              33

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2003

                             (Thousands of Dollars)

--------------------------------------------------------------------------------

                                OTHER DEDUCTIONS
                                  ACCOUNT 426.5

--------------------------------------------------------------------------------

INSTRUCTIONS: Provide a listing of the amount included in Account 426.5, "Other Deductions", classifying such expenses according to their nature.
--------------------------------------------------------------------------------


                DESCRIPTION                                       NAME OF PAYEE                            AMOUNT

---------------------------------------------------------------------------------------------------------------


Expenditures for Certain Civic, Political, &         Company, employee and administrative
      Related Activities                                costs                                               630

Educational and Charitable Contributions             Southern Company Services                              319

Earnings on Deferred Compensation                    Company expenses                                     1,313

Other Miscellaneous Deductions                       Company expenses                                       357
                                                                                                         ------


                                                            TOTAL                                         2,619
                                                                                                          =====

--------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2003

--------------------------------------------------------------------------------

                                 SCHEDULE XVIII
                          NOTES TO STATEMENT OF INCOME

--------------------------------------------------------------------------------

INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

--------------------------------------------------------------------------------


See notes to Financial Statements on pages 19 - 19G.













--------------------------------------------------------------------------------

               ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY
                      FOR THE YEAR ENDED DECEMBER 31, 2003


                                                        President &
                                                     Chief Executive Officer
                                                                |
                                                                |
                                                                |
                                                                |
                                                                |

-----------------------------------------------------------------------------------------------------------------------------------|
|                 |                      |                        |             |                       |                 |        |
|                 |                      |                        |             |                       |                 |        |
|                 |                      |                        |             |                   Corp. Sec/Exec.    Govermental |
Admin Services  VP/CFO, Comptroller  Technical Support  Vice President &     Executive Vice        Asst. to Pres/        Relations |
Vice President   & Treasurer         Vice President    Corp. Counsel          Pesident Nuclear      Asst.Treas.          Manager   |
-------------   -----------------    --------------    ------------------     ----------------     ---------------     ----------- |
|               |                                |                      |             |                                            |
|               |                                |   Corporate Compliance   Quality   |                                            |
|               |                                |   Concerns Coordinator   Assurance |-- Nuclear Security                         |
|--Employee     |--Assistant    Special Projects |-Nuclear Fuel             Manager   |  Project Coordinator                       |
|  Relations    |  Comptroller  General Manager  | Manager                            |                                            |
|  Manager      |                                |                                    |                                  ----------|
|               |                      |---------                                     |                                  |
|--Safety &     |--Business            |              ----------------------------------------------             Human Resources
|  Health       |  Planning      Engineering         Farley Project      Vogtle Project   Hatch Project        Sr. Vice President*
|  Manager      |  Manager       Vice President      Vice President      Vice President   Vice President          Southern Company
|               |                -------------       --------------     ----------------  -------------         ------------------
|--Corporate    |--Acctg Systems   |                    |                  |                   |
|  Security     |  Manager         |--Plant Support     |-Nuclear Plant    |--Nucler Plant     |--Nuclear Plant
|  Manager                         |  Manager           | General Manager  |  General Manager  |  General Manager
|                                  |                    |                  |                   |
|                                  |                    |                  |                   |
|--General                         |--Engineering       |                  |                   |
|  Services                        |  Services          |                  |                   |
|  Supervisor                      |  Manager           |-Nuclear Support  |-Nuclear Support   -Nuclear Support
|                                  |                    | General Manager  | General Manager    General Manager
|--Supply Chain                    |                    |                  |
|  General Manager                 |--Design            |                  |
|--Corporate                       |  Modifications
|  Communications                  |  Manager
|  Manager                         |
|                                  |
|                                  |--Engineering
|--HR Business                     | Administrative
|  Business Team                   | Services Manager
|  Team Leader
|
|
|--Information Resources
|  Manager*

                                                                                        SCS Employee


            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2003


--------------------------------------------------------------------------------

                              METHODS OF ALLOCATION

--------------------------------------------------------------------------------

For the descriptions below, the term "plant" means each separate nuclear electric generating site for which Southern Nuclear is providing services, regardless of the capacity of the operating units and regardless of the number of units operating at the site, and the term "plants" means all of such sites.

1.       Employee Basis

     Southern Nuclear's organization is designed to focus primarily on operation of each plant. Plant "modules" will be established for each plant in which will be employed personnel directly responsible for the operation of the plant, including off-site personnel. All of the cost of employees within a plant module will be directly charged to the owners of that particular plant. The Employee Basis for allocation of indirect costs among the plants shall be the factor for each plant arrived at by dividing the number of employees in a particular plant module by the total number of employees in all plant modules. The employee number to be used initially shall be the initial staffing of the plant modules. In determining the number of employees after the first year of operations, the average number of employees in each module during the previous year shall be used.

2.       Plant Basis

     The Plant Basis for allocation is the factor determined by dividing one plant by the total number of plants.

3.       Plant Capacity Basis

     The Plant Capacity Basis for allocation is the factor determined by dividing the name plate kilowatt capacity of a plant by the total kilowatt capacity of all plants.

4.       Plant Generation Basis

     The Plant Generation Basis for allocation shall be the factor for each plant established by dividing the total net generation output from each plant in the previous calendar year by the total net generation output of all plants. With respect to a plant for which Southern Nuclear will begin providing services during a year, or to a plant having a unit due to be placed in service in a year to which the allocation will apply, the net generation output for such plants used for the calculation shall be adjusted to reflect the expected generation from the unit during the calendar year.

5.       Salary Basis

     The Salary Basis for allocation shall be the factor determined by the ratio of direct salary charges assigned to each plant to the total direct salary charges for each month.

At this time, the Company utilizes the plant basis for allocation due to its simplicity and the comparability of amounts billed under this method to those resulting from the application of the other approved methods.




--------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2003


--------------------------------------------------------------------------------

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

--------------------------------------------------------------------------------

       The following annual statement was supplied to each associate client company regarding interest billed for compensation of equity capital and borrowed capital in 2003.

       Pursuant to the amended Uniform System of Accounts for Mutual and Subsidiary Service Companies implemented in January 1980, Southern Nuclear is required to submit an annual statement to its associated client companies stating the amount and calculation of interest billed for compensation of equity capital and borrowed capital. Southern Nuclear does not bill its associated client companies for compensation of equity capital. Southern Nuclear currently does not have any borrowed capital. Therefore, it is not currently billing its associated client companies for compensation of borrowed capital.







--------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2003




                                SIGNATURE CLAUSE

                  Pursuant to the requirements of the Public Utility Holding
               Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issues thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.




                    Southern Nuclear Operating Company, Inc.

               --------------------------------------------------

                           (Name of Reporting Company)


                                  /s/ K.S. King
             By: __________________________________________________

                         (Signature of Signing Officer)

K.S. King, Vice President and Chief Financial Officer, Comptroller and Treasurer

                ------------------------------------------------

                   (Printed Name and Title of Signing Officer)



           Date:    April 30, 2004


--------------------------------------------------------------------------------